Mail Stop 0306

January 19, 2005



VIA U.S. MAIL AND FAX (860) 347-8372

Mr. Walter A. Shephard
Vice President, Finance and Chief Financial Officer
Zygo Corporation
21 Laurel Brook Road
Middlefield, Connecticut 06455

	Re:	Zygo Corporation
		Form 10-K for the year ended June 30, 2004


Dear Mr. Shephard:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Page 14

1. In future filings, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the decrease in SG&A "is primarily related to increases in various personnel costs including incentive programs and external commissions." However, you do not quantify the impact of each of these factors. Refer to the Instructions to Item 303(a) of Regulation
S-K.

2. MD&A should attribute increases or decreases in net revenue among price changes, volume changes, the introduction of new products, etc.
In addition, MD&A should identify and quantify the contributing factors when two or more items contribute to the material change in a line item. You should not merely state the increase was due to general increases in the number of products sold across most product categories. Rather you should explain the underlying reasons for the increase and any offsetting decreases. Please revise in future filings. See Item 303(a)(3) of Regulation S-K.

Contractual Obligations - Page 18

3. Supplementally tell us the nature of the $10.5 million in purchase obligations. The tabular disclosure should be supplemented in future filings with additional information about cash requirements and explain commitments for capital or other expenditures. Refer to SEC
Release No. 33-8350.

Consolidated Financial Statements

Consolidated Balance Sheet - Page F-3

4. We noted the company`s critical accounting policy related to self insurance accruals, however, we did not note any discussion of this liability or disclosure of the amount of and the accounting for such liability in the footnotes. Supplementally tell us the amount of this liability at June 30, 2004 and where it is presented in your balance sheet. In future filings consider the need to include a discussion of the liability in the significant accounting policies footnote.


Note 1. Summary of Significant Accounting Policies

Revenue Recognition - Page F-8

5. Tell us and expand your revenue recognition policy in future filings to address the following:

* Explain whether any of your product sales include customer acceptance, installation, rights of return, price protection agreements, or other post shipment obligations and how you account for them.

* Provide details of whether your revenue transactions have multiple deliverables and why the adoption of EITF 00-21 had no impact on you.

* Explain how software is incorporated into your products or otherwise sold. Tell us how you account for sales of stand alone software or software embedded in your products.

Note 2. Divestitures and Discontinued Operation

6. We note that your additional charges related to the disposition of
TeraOptix in 2004 are primarily related to the impairment charge related to the vacant facility. Supplementally tell us, and disclose in future filings, the facts and circumstances that led to the impairment as well as the method (s) for determining the fair value.
See paragraph 26 of SFAS 144.

7. In addition, supplementally tell us and enhance your discussion in future filings regarding the nature of the adjustment. We noted the impairment charge related to the building is $4.9 million of the charge, what is the remainder of the charge? Also, tell us what events have occurred in the past year that led to the additional charges. See paragraph 44 of SFAS 144.

Note 7. Intangible Assets - Page F-12

8. We noted that the company`s intangible assets approximate $7 million and include patents, trademarks and license agreements. Tell us and revise future filings to disclose the gross carrying amount of each intangible asset, as well as the related accounting for each. See paragraph 45 of SFAS 142.


Note 17. Segment Reporting - Page F-19

9. Please tell us, and investors in future filings, the factors used to identify the company`s reportable segments and the types of products and services from which each segment derives its revenues.
See paragraphs 25 and 26 of SFAS 131. Please include in your discussion how these two segments relate to the two product categories discussed in the business section.

Note 18. Related Party Transactions

10. In addition, we noted that "selling prices of products sold to
Cannon,..... are based, generally, on normal terms given to
distributors. Please tell us what you mean by generally and tell us the nature of the sales agreements when Cannon receives terms other than those normal terms given to distributors. We may have further comments after reviewing your response.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-1812 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Jay Webb

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Mr. Walter A. Shephard
Zygo Corporation
January 19, 2005
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